October 24, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mark Rakip, Staff Accountant

Re: Chanticleer Holdings, Inc. (File No. 1-35570) (the “Company”)

Item 4.02 Form 8-K

Filed September 10, 2012

Dear Mr. Rakip:

The purpose of this letter is to provide the Company’s response to the October 12, 2012 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

Form 8-K filed September 10, 2012

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements of a Related Audit Report or Completed Interim Review

COMMENT 1. We note your responses to our comment letter dated September 17, 2012. Given the information presented in your Item 4.02 disclosures and your response, please tell us how you plan to update the prospectus to your Form S-1 for these developments. Further, please tell us the efforts undertaken by management to stop the selling of shares related to your Form S-1, including the exercising of warrants.

Response:	We have since engaged Marcum LLP (“Marcum”) to perform the audit for the three month period ended December 31, 2011, where Marcum will issue an opinion on our South African operations, and to perform the reviews for the respective periods identified above. RSM Betty & Dickson will continue to assist Marcum as needed. Following the completion of the audit of the financial statements of the South African operations by Marcum, Creason and Associates, PLLC will re-issue its audit opinion for 2011, which will be included within an amended Form 10-K for the year then ended, which will be filed by the Company. We will also file amended Forms 10-Q for the three month periods ended March 31, 2012 and June 30, 2012, once Marcum completes the reviews. At this point, a determination has not been made as to whether a restatement will be required.

If necessary we will re-file our S-1. If necessary, the Company also will prepare and file a post-effective amendment to the Registration Statement.

We engaged Marcum based on the decision to have one audit firm that is able to audit the Company’s entire operations, including the South African operations, since that business is substantial. Marcum will now serve as our independent auditors for the 2012 fiscal year.

NASDAQ halted our trading for both our Common Stock and Warrants on September 11, 2012 at approximately 3:11 pm Eastern time. NASDAQ has not allowed trading since then. The Company will notify its warrant holders of the status of the Registration Statement. Further, the Company will not allow the exercise of any of the warrants registered on the S-1 until the Company is once again current in filing

COMMENT 2. Please tell us how you have assessed any rescission liability with regards to the items noted in your Item 4.02 Form 8-K. Refer to ASC 450-20.

Response:	The Company is reviewing any potential rescission liability and the appropriate accounting treatment under ASC 450-20. Under ASC 450-20, we are required to perform a probability assessment of the potential liability for rescission rights. Based on the information currently available to us, management has not determined if certain shareholders may have rescission rights. The Company was notified on October 22, 2012 of a litigation against the Company, alleging among other things a violation of Section 12(a)(2) of the Securities Act of 1933. To the extent investors are ultimately deemed to have rescission rights, management does not currently know when it will be able to reasonably determine the length of time investors who may have rescission rights will continue to have those rights. In the future, a liability will be recorded if and when we conclude that (a) it is probable that certain shareholders have valid rescission rights and that those shareholders will exercise those rescission rights and (b) the amount of such liability can be reasonably estimated. If and when we determine that the conditions in the preceding sentences exist, we will accrue for such liability, and reduce stockholders’ equity for the amount related to the proceeds received from the original sale of the shares. Any liability in excess of the original proceeds received from the sale of the shares (e.g., interest or other fees or assessments) will be treated as an expense in the statement of operations in accordance with ASC 450-20. We will make a probability assessment and estimate of the potential liability for rescission as of each reporting date in the future.

COMMENT 3. Please confirm for us what audit firm performed the initial audit of your South African operations for the fiscal year ended December 31, 2011.

Response:	We had engaged RSM Betty & Dickson (Durban, South Africa office), to perform the audit of our South African subsidiaries. As disclosed (in the 8-K filed on 9/10/12 amended as of October 24, 2012), the CFO of our South African subsidiaries, Mark Hezlett, led the Company to believe the audit was completed by Betty & Dickson; however, he admitted to us on September 7, 2012 (in connection with his resignation) that he falsified the audit and audit workpapers.

COMMENT 4. Please tell us what independent registered public accounting firm reviewed the financial statements of your South African operations for the interim periods ended March 31 and June 30, 2012, and how much review was performed.

Response:	As discussed in comment 3, Mr. Hezlett (the former South African CFO) prepared falsified reports that implied that they were prepared by Betty & Dickson. The Company and our principal auditor were led to believe an appropriate level of review work was performed.

COMMENT 5. We note your response to prior comment 1. Given the non-reliance on your previously issued financial statements and that the South African operations were not audited as you were led to believe, please tell us how you plan to have the financial statements of your South African operations audited by a PCAOB-registered firm for all periods presented.

Response:	On October 15, 2012, we engaged Marcum, a PCAOB-registered firm, to audit the South African operations for the three month period ended December 31, 2011. Marcum will issue an opinion on our South African operations, and to perform the reviews for the respective periods identified above. RSM Betty & Dickson will continue to assist Marcum as needed. Following the completion of the audit of the financial statements of the South African operations by Marcum, Creason and Associates, PLLC will re-issue its audit opinion for 2011, which will be included within an amended Form 10-K for the year then ended, which will be filed by the Company. We will also file amended Forms 10-Q for the three month periods ended March 31, 2012 and June 30, 2012, once Marcum completes the reviews. At this point, a determination has not been made as to whether a restatement will be required.

COMMENT 6. We note your response to prior comment 2. It is the opinion of the staff that the report of Creason & Associates, PLLC can no longer be relied upon as there has been no audit of your South African operations performed. Please amend your item 4.02 Form 8-K to disclose this.

Response:	We have amended on October 24, 2012 our Form 8-K’s filed on September 10, 2012, and October 18, 2012. The 8-K/A filed sets out more detail around Betty and Dickson as well as Creason & Associates, PLLC withdrawing the audit opinion in the Company’s December 31, 2011 Form 10-K.

COMMENT 7. Notwithstanding the above, please address the following inconsistencies noted in your prior comment 2.

a.	Please reconcile your response indicating that Creason & Associates, PLLC could appropriately consider itself as the principal auditor based on your consolidation of the South African operations in the fourth quarter of 2011 and your other significant balance sheet and income statement items, with your disclosure that given the significance of the South African balance sheet and income statement items, with your disclosure that given the significance of the South African entities you “concluded with the decision to not to assume the responsibility for the SA entities audits and to make reference to other auditors;”

Response:	The Company wishes to clarify its prior comment 2 response dated September 24, 2012. In connection with the need to have an audit performed for the year ended December 31, 2011, the Company engaged RSM Betty & Dickson to audit the South African operations and issue an audit report thereon. Creason and the Company, based on mutual discussions, with RSM Betty & Dickson, concluded that Creason would not rely on the work of RSM Betty & Dickson nor take responsibility for their work, but agreed to make reference the work performed by such other auditors (RSM) in their audit report. The Company and Creason’s conclusion for this, was based on the fact that on the acquisition date (October 1, 2011), the South African operations represented only 50% of the combined assets. RSM as part of their audit assignment would audit the opening balances. The increase in assets by the end of the year to 72% of consolidated assets was the result of changes in assets during the three month period for operational developments in the business. Given the location of the restaurants and the proximity of RSM’s office, the decision to use RSM for this 4th quarter transaction was based on practical considerations. The Company and Creason had intended on reviewing the work papers of RSM once complete, not to take responsibility for the work, but to additionally review the work papers from a high level perspective to corroborate the findings and to retain the work papers as additional documentation for their files. The Company and Creason did not view the audit as overly complex, since a majority of the assets are represented by property and equipment related to the construction of the facilities.

b.	Please tell us how you “concluded with the decision to not assume the responsibility for the SA entities audits and to make reference to the other auditors.” Please tell us what communication you had, if any, with Creason & Associates, PLLC regarding your conclusion given their status as your independent registered public accounting firm.

Response:	Please see above comment 7(a) response.

COMMENT 8. Regarding the consolidation of your South African operations during the fourth quarter of 2011, please tell us what factors were in existence that were not previously present, causing you to consolidate the operations of your South African operations only during the fourth quarter of 2011 .

Response:	Prior to October 1, 2011 we were a passive minority investor in the three South African restaurants. On October 1, 2011, we increased our ownership stake to a majority ownership on October 1, 2011 in the three restaurants and formed a management company which since then oversees the operations of the restaurants, including a fourth restaurant opened in February 2012. Since we have operating control of the management company and restaurants and a majority ownership stake, we concluded consolidation was appropriate beginning in the fourth quarter of 2011.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer